United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale announces production plans at Canadian operations
Rio de Janeiro, March 12, 2010 — Vale S.A. (Vale) announces that it is proceeding with plans to increase nickel production at its strike-bound operations in the Canadian provinces of Ontario and Newfoundland and Labrador, where unionized production and maintenance workers have been on strike for close to eight months.
Vale resumed partial production in its Sudbury mining site in Ontario in September 2009 with a focus on copper — operating two high-copper mining zones and the company’s Clarabelle Mill to produce copper concentrates. In January 2010, the focus shifted to nickel, with resumption of a one-furnace operation at the company’s Copper Cliff smelter. The furnace has been operating at full capacity since, drawing down nickel inventories to produce a nickel oxide matte for the Company’s refinery in Clydach, Wales and producing at a nominal rate of 11 million pounds of nickel per month.
We are currently ramping up mine production in Sudbury to secure an uninterrupted supply of feed for the furnace and expect to be in position to maintain full, uninterrupted production by the end of the second quarter. The Clydach Refinery, meanwhile, is currently operating at a rate of 2.5 million pounds of nickel per month and is expected to be back at full capacity by April, producing 7.9 million pounds of nickel per month.
In Newfoundland and Labrador, Vale has resumed production at the Voisey’s Bay Ovoid mine and the mill — which supplies nickel concentrates to Vale’s operations in Thompson, Manitoba and Sudbury, Ontario and copper concentrates to clients in Europe. The Voisey’s Bay site is currently operating on a two-week on, two-week off campaign basis, producing 3.5 million pounds of nickel per month and 2.8 million pounds of copper per month.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 12, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations